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                                                                      EXHIBIT 42

                   [ALLIED Group New Release Header Graphic]


                                             For further information contact:
                                             Joele Frank / Dan Katcher
                                             Abernathy MacGregor Frank
                                             (212) 371-5999


               ALLIED GROUP, INC. RECEIVES FAVORABLE COURT RULING
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DES MOINES, JULY 17, 1998 -- Allied Group, Inc. (NYSE: GRP) announced it received a favorable ruling today in Iowa District Court for Polk County in the litigation Rieff vs. Evans, et. al. The Court ruled it will not grant plaintiff's motion to stop the proposed merger of Allied Mutual Insurance Company with Nationwide Mutual Insurance Company.

"We are pleased with the Court ruling. We believe that ALLIED Mutual's Board of Directors acted appropriately in negotiating a merger agreement with Nationwide that the Board believes is in the best interest of policyholders," said Douglas Andersen, President and Chief Executive Officer of ALLIED Group, Inc., adding "our merger process is moving forward and we look forward to ALLIED Mutual's Special Meeting of Policyholders scheduled to be held on July 28, 1998 and to the public hearing scheduled to be held on July 29, 1998 before the Iowa Commissioner of Insurance and the Attorney General."

In permitting the merger to proceed, the Court stated no evidence was presented that the proposed merger is not in the best interest of ALLIED Mutual's policyholders.

ALLIED Group, Inc. is a regional property casualty insurance holding company specializing in personal lines. The Company's property-casualty subsidiaries use independent agencies, exclusive agencies, and direct response marketing to offer products in central and western states.